Exhibit 3.12

 MINUTES OF A SPECIAL MEETING

OF THE BOARD OF DIRECTORS OF

ORBIT BRANDS CORPORATION

A special meeting of the Board of Directors of ORBIT BRANDS CORPORATION (the “Company”) was held on September 25, 2004 at 10:00 a.m. Eastern Standard Time, via telephone conference call with all of the members of the Board Directors.

Mr. Cellura called the meeting to order and announced that the purpose of the meeting was for the Board to address the following issues:

(1)	Whether the Company should enter into a license agreement for the remake rights to “Supermodels in the Rainforest”;

(2)
Whether the Company should enter into consulting agreements with Bert Bedrosian (“BKR Consulting”) and with James Townsend and Dean Bornstein (“JT Productions,” “The Havana Company,” and “Malibu Entertainment Group”) for a combination of cash and promissory notes convertible into shares of the Company’s common stock;

(3)
Whether the Company should continue to indemnify its outside general counsel, Paul A. Beck, Esq., and its Chairman and Chief Executive Officer, Joseph Cellura, in connection with all pending litigation matters and claims;

(4)
Whether the Company should retire the block of the Company’s common stock known as “the Teakwood Shares” (which were issued in 2001 for the benefit of a group of investors known as the “Teakwood Group”) to treasury; and

(5)	Whether the Company should elect to convert the involuntary Chapter 11 bankruptcy case filed against it on June 25, 2004 by several of its creditors into a voluntary Chapter 11 case.

Present via telephone were the following individuals:

Joseph R. Cellura    Chairman and CEO, and Director,

Denise Bertolini       Corporate Secretary and Director, and,

representing all of the members of the Company’s Board of Directors, together with Patrick Doran, the Company’s Acting Chief Financial Officer, and the Company’s outside General Counsel, Paul A. Beck, Esq.

Mr. Cellura, as Chairman of the Board of Directors, called the meeting to order.

Denise Bertolini read certain background information regarding each of the issues to be presented at the meeting for the Board of Directors’ consideration.

Accordingly, after due consideration of the information presented and discussion of the issues, the Board of Directors approved and made the following resolutions:

IT IS HEREBY RESOLVED that the Company shall take the actions necessary and appropriate to enable it to enter into a license agreement for the remake rights to “Supermodels in the Rainforest”.

IT IS FURTHER RESOLVED that the Company shall enter into consulting agreements with Bert Bedrosian (“BKR Consulting”) and with James Townsend and Dean Bornstein (“JT Productions,” “The Havana Company,” and “Malibu Entertainment Group”) for a combination of cash and promissory notes convertible into shares of the Company’s common stock, on specific terms to be determined by Mr. Cellura acting on behalf of the Company; in the exercise of his business judgment and reasonable discretion.

IT IS FURTHER RESOLVED that the Company shall and does hereby agree to continue to indemnify its outside general counsel, Paul A. Beck, and its Chairman and Chief Executive Officer, Mr. Cellura, in connection with all pending litigation matters and claims, and all of their associated legal and accounting fees and costs and expenses incurred and/or advanced.

IT IS FURTHER RESOLVED that the Company shall take the actions necessary and appropriate to retire the Teakwood Shares to treasury.

IT IS FURTHER RESOLVED that the Company shall be and hereby is authorized to convert the involuntary Chapter 11 bankruptcy case filed against it on June 25, 2004 into a voluntary Chapter 11 case, and to reorganize its affairs under Chapter 11 of the Bankruptcy Code.

All Present by Telephone:

Denise Bertolini Secretary

Joseph R. Cellura Chairman and CEO Outside Director